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CPI CORP.
NEWS FOR IMMEDIATE RELEASE                                 FOR RELEASE_________

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FOR FURTHER INFORMATION, CONTACT:

                   NAME     Alyn V. Essman         FIRM  CPI Corporation
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                   ADDRESS  1706 Washington Ave.   CITY  St. Louis
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                   STATE, ZIP  Missouri 63103      TELEPHONE  (314) 231-1575
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                                       FOR FURTHER INFORMATION
                                       AT THE FINANCIAL RELATIONS BOARD
                                       George Zagoudis, Chicago 312/266-7800
                                       After 6:00 p.m. 708/705-7240
                                       Kathy Phelan, New York, NY  212/661-8030

CPI CORP. ANNOUNCES COMPLETION OF SALE OF 51 PERCENT OF FOX PHOTO UNIT TO KODAK, CPI ALSO ANNOUNCES DUTCH AUCTION SELF-TENDER OFFER FOR 2.25 MILLION SHARES

ST. LOUIS, MO., October 7, 1996 -- CPI Corp. today announced that Eastman Kodak Company has completed its purchase of a 51% stake in CPI's Fox Photo, Inc. subsidiary for $56.1 million in cash.

Kodak and CPI will operate the Fox Photo business as a joint venture, with Ted deBuhr, a 22-year veteran of the photo industry, as president.

The joint venture will showcase to consumers a rapidly emerging family of digital imaging products and services, as well as a full line of traditional photographic products, designed to increase consumer involvement with picture taking and utilization. In addition, the joint venture will serve as the foundation for Kodak's planned new program of retail identity options for photo retailers across the U.S.

CPI also announced that it is commencing today an offer to purchase up to 2,250,000 shares of its common stock, or approximately 16% of its shares outstanding, from existing stockholders. CPI is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction" tender offer, in which stockholders can tender their shares at prices not in excess of $22.00 nor less than $19.00 per share. The offer expires at 12:00 Midnight, New York City time, on November 4, 1996.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers listed below.

CPI is a consumer services company operating over 1,700 retail locations, including 1,028 Sears Portrait Studios in the U.S., Puerto Rico and Canada, 153 Prints Plus wall decor locations and, in the joint venture with Kodak, 551 photofinishing locations.

INFORMATION AGENT:                      DEALER MANAGER:
MacKenzie Partners, Inc.                CS First Boston
156 Fifth Avenue                        Park Avenue Plaza
New York, NY  10010                     55 East 52nd Street
(800) 322-2885                          New York, NY  10055
                                        (800) 881-8320


         CPI corp - 1706 Washington Avenue - St. Louis, Missouri 63103